DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

May 23, 2022

To:	Nicholas Lamparski
Mara Ransom
Divison of Corporate Finance
Office of Trade & Services
Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1, Amendment # 2
Filed this Date
File No. 333-261877

Dear Messrs Lamparski and Ransom,

We represent Mobile Global Esports Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 1 to the above referenced Registration Statement, and is responsive to Staff’s Letter of Comments of April 13, 2022.

(Paragraph numbers reference the numbers in Staff’s Letter of Comments.)

Cover Page 1. We note your references to an “assumed” or “expected” initial offering price per share of $6.00 throughout the filing. Because you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, amend your disclosure to provide a bona fide estimate of a range of the maximum offering price per share, rather than an “assumed” or “expected” price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K

Complied with. We have provided a range of between $6.00 and $6.75 as the pricing range. However, due to the turmoil in the market, we have opted to use the floor of that range, or $6.00 as the basis for estimated use of proceeds, and other calculations in the Prospectus, all though the underwriters remain optimistic that a higher price might be used, depending on market conditions.

2. Revise your disclosure to clearly state whether your offering is contingent upon the listing of your shares on the Nasdaq Capital Market, rather than state that the offering “may” not be completed without such listing. If this offering is not contingent upon such listing, provide risk factor disclosure that explains the risk of purchasing securities for which there is no market.

Complied with.

Material Agreements, page 39

3. We note your amended disclosure in response to comment 4, and partially reissue our comment. Please disclose the length of the terms of your agreements with Artemis Avenue, LLC, including the Licensing Software Agreement and Core Platform Agreement.

Complied with.

Certain Relationships and Related-Party Transactions, page 59

4. Revise to include your Services Agreement with EUSAI or tell us why you do not believe this is necessary.

The Services Agreement has been disclosed under Related Party Transactions, and referenced back to the more complete disclosure of the Agreement under Material Contracts.

Selling Stockholders, page 63

5. We note your disclosure that, “None of the Selling Stockholders are officers, directors, or 5% or more shareholders of the Company.” However, it appears that your Chairman, Marco Welch, is listed as a selling stockholder in the table on page 61. Given that Mr. Welch is subject to a lock-up agreement, his ability to sell seems limited (and the amount of securities he holds seems to differ in the 2 tables). Please revise accordingly or advise.

Marco Welch, the Company’s Chairman, is a different person from Marco A. Welch listed as a selling shareholder. Marco A. Welch is the son of Marco Welch, and both have represented to the Company that Marco A. Welch is an adult, a sophisticated investor, makes his own investment decisions separately from Marco Welch (senior), and has no agreement to dispose or vote his shares in any tying arrangement or agreement with his father.

Marco Welch (Senior) has 20,000 MOGO shares and is subject to the Lock-up Agreement with respect to his shares. Marco A. Welch, the son, has 150,000 shares and is a selling shareholder listed in the selling shareholder list.

The disclosure has been clarified in this regard.

General 6.

We note your response to comment 11 and note your amended disclosure on page 71 that the selling stockholders may sell their shares of common stock “at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices” and that such shares are not being sold as part of the underwritten offering. Please revise your disclosure on the prospectus cover page, and make corresponding changes elsewhere in the prospectus, to disclose that the selling stockholders will offer and sell their shares at a fixed price until the company’s common stock is listed on the Nasdaq Capital Market, at which time they may be sold at prevailing market prices or privately negotiated prices and disclose the fixed price in the prospectus. Alternatively, state that no shares offered by the selling stockholders will be sold until after your common stock has begun trading on the Nasdaq Capital Market. Refer to Item 501(b)(3) of Regulation S-K.

We have revised the language to make clear that no shares offered by the selling stockholders will be sold until after the common stock has begun trading on the Nasdaq Capital Market.

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/S/ Donald G. Davis
Donald G, Davis,
for The Law Offices of Davis & Associates

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